07028465

Superior Plus

Leanne E.
Corporate
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

November 19, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the November 15, 2007 news release, Superior Plus to Host Investor Day in Toronto.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

/enc.
/hb

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX:SPF.UN
November 15, 2007

For Immediate Release

Superior Plus to Host Investor Day in Toronto

Superior Plus Income Fund (the "Fund") today announced that it will hold its annual Investor Day conference in Toronto at The Fairmont Royal York on Wednesday, November 21, 2007.

Grant Billing, Chairman and Chief Executive Officer, the Presidents of the four operating divisions, and Wayne Bingham, Executive Vice President and Chief Financial Officer will provide a detailed update on Superior's current operations, short and long-term growth opportunities and financial position.

Members of the professional investment community are invited to attend the event. To register, please call 1-866-490-PLUS or email hmcmaster@superiorplus.com. The general public is invited to listen to the live webcast, which will begin at 8:30 a.m. EDT. The live webcast will be available at www.welcome2theshow.com/avwtelav/SuperiorPlus. Following the event, a replay will be available through a link on the Superior Plus website, www.welcome2theshow.com/avwtelav/SuperiorPlus. The presentation will also be available on the website upon the conclusion of the event.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587)

END

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com